Filed by Archipelago Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

The New York Stock Exchange, Inc.

Conference Call Transcript

AX – Q4 2005 Archipelago Holdings, Inc. Earnings Conference Call

Event Date/Time: January 31, 2006 / 4:30PM ET

Operator

Good day ladies and gentlemen and welcome to the fourth quarter 2005 Archipelago Holdings Inc. earnings conference call.

My name is Angela and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be conducting a question and answer session towards the end of this conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.

And now I would like to turn the presentation over to your initial host for today’s call, Mr. Pat Murphy, Managing Director of Investor Relations. Please proceed.

Pat Murphy - Archipelago Holdings - Investor Relations

Good afternoon and welcome to Archipelago Holdings’ conference call to discuss year-end and fourth-quarter results for 2005.

During this call, our comments may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s (technical difficulty) to differ materially from those (technical difficulty). Please refer to our SEC filings as well as the filings of the NYSE Group for a full discussion of risk factors that may affect any forward-looking statements.

You should not place undue reliance on forward-looking statements which speak only as of (technical difficulty). Except for any obligation disclosed material information under federal securities law, Archipelago undertakes no obligation to release publicly any revision to any forward-looking statements to reflect events or circumstances after this call. I will now hand call over to Jerry Putnam, Archipelago’s Chairman and Chief Executive Officer.

Jerry Putnam - Archipelago Holdings - Chairman, CEO

Thank you, Pat, good afternoon everyone. In addition to Pat, with me today is Nelson Chai, our recently (indiscernible) Chief Financial Officer; Kevin O’Hara, CAO and General Counsel, Mike Cormack, President; Matt [Gelber], Executive Managing Director of the Options and Derivatives Division and Stephanie [Bealer], Interim Principal Financial Officer.

Following my general remarks on our business and fourth quarter and year-end performance, Nelson will go into more detail on the financial results.

I expect that this will be our last call as the Archipelago Holdings management team and as you may have already in our public filings, Nelson Chai has already been [seconded] to perform (technical difficulty) at the NYSE, though he is joining us on the call today.

Needless to say, Nelson’s transition was an important and necessary step as we approach the finish line on the NYSE-Arca merger.

Stephanie Bealer, Archipelago’s Controller, is serving as Interim Principal Financial Officer and Principal Accounting Officer in Nelson’s stead.

Strong fourth quarter performance as evidenced by revenue growth and effective cost controls capped an eventful year for the Company. For the year, 2005 was defined by both the growth and further diversification of our core business and investment in the (technical difficulty) of Archipelago. While at the same time delivering strong revenues for the year and improving upon our product offering, (technical difficulty) to enter the options market through an acquisition (technical difficulty) of the Pacific (technical difficulty) after with our planned merger with the New York Stock Exchange.

On the back of these notable events, we are today a markedly different company well positioned to meet the changing needs of investors and to reshape the changing global marketplace as an integral part of the NYSE Group.

Now onto the numbers, for the year ending 2005, we reported total revenues of 493.4 million, up from 491.3 million in 2004.

Net income was 16.3 million, or $0.34 per diluted share as compared to 2004 net income of 59.3 million, or $1.38 per diluted share. The numbers were impacted by numerous charges incurred in connection with the NYSE transaction.

Fourth-quarter results were also significantly impacted by onetime items in connection with the NYSE transaction totaling nearly 35 million. While fourth quarter revenues were up approximately 20% sequentially over the third quarter of 2005 and 7% year-over-year to 136.9 million, the Company reported a net loss of 7.6 million, or $0.17 per diluted share, down sequentially from 7.8 million net income, or $0.16 per diluted share reported for the third quarter of 2005. Excluding the aforementioned onetime items in connection with the NYSE transaction, Archipelago’s 2005 fourth quarter net income would’ve been (technical difficulty) with diluted earnings per share of $0.28.

In terms of market share, over the course of 2005, Archipelago grew its (technical difficulty) listed trading and ETF trading. We improved our overall internal match rate by a full two percentage points. While market share decrease for the year and the quarter NASDAQ-listed stocks, trading of NYSE stocks doubled to 3.6% (technical difficulty) reaching a high of 4.8% in the fourth quarter of 2005 and market share in AMEX stocks over 2005 increased approximately 30%, representing 30% share of the AMEX market, a number that continues to grow quarter after quarter.

At the same time, ArcaEx remains the destination of choice for ETF trading. We believe (technical difficulty) recognizing our ongoing focus on service and functionality improvements in all areas of our equities trading business.

Other key developments in the quarter and recent weeks, including the signing of an agreement to sell Wave Securities to Merrill Lynch, as you all know, we were required to divest of Wave in connection with our acquisition of the PCX. We believe this deal should close in approximately 30 days.

Additionally, we announced that Archipelago would further its investment in our options business via the development of a next-generation options trading platform to replace the PCX Plus trading system. With the implementation of the new platform, we have been in discussions with the SEC on a proposal for the reduction in the quoting and trading increments for listed options. Our plan, which requires SEC approval, includes the trading of exchange-traded funds, or ETF option classes in penny increments at a reduction of the minimum price variation to a $0.05 increment in options series trading above $3. We’re fully aware of the data issues related to trading ETF options in pennies (technical difficulty) robust data mitigation plan, as well as an including a penny pilot that would begin with five ETF options, both actively traded and less active trading in pennies.

I am pleased to report that we are ahead of our plan in our PCX integration efforts (technical difficulty) able to successfully integrate processes and realize synergies in a number of areas, including our back office operations and staffing more quickly than we originally anticipated. Overall, the options market continues to grow and we believe (technical difficulty) to capture a larger percentage of this growth with the launch of our new options trading platform scheduled for introduction in the second quarter of this year. Nelson is going to go into the financial impact of those synergies and the overall options business.Additionally, we announced the creation of a new corporate bond trading platform. We’re currently waiting for approval from the SEC on our bond rule filing.

As far as the NYSE merger, we are waiting for a final SEC approval of the [19 before] filing that was published in the Federal Register almost three weeks ago. We have received all other necessary government and shareholder approvals. Once we receive the SEC approval, we will move to close the transaction as quickly as possible. We continue to expect to close of this transaction in the first quarter (technical difficulty).

I think it’s appropriate at this point to publicly thank the executives around me and the Archipelago employees for their hard work over the years. We’ve worked day and night to put the Company in the position it is in today and we’re excited by the vast opportunities in front of us as part of the NYSE growth. It’s been a great ride and (technical difficulty) more success in the years ahead. At this point, I’m going to turn the call over to Nelson (technical difficulty) go into the financial details for the quarter.

Nelson Chai - Archipelago Holdings - CFO

Thank you, Jerry, and good afternoon everyone. As Jerry mentioned for (technical difficulty) 2005, we reported a net loss of $7.6 million or negative $0.17 per diluted share. This compares to net income of $7.8 million, or $0.16 per diluted share, for the third quarter 2005. Our fourth quarter 2005 results included $34.7 million of costs associated with our merger of the New York Stock Exchange. Excluding the NYSE merger-related items, our earnings for the fourth quarter of 2005 would have been $0.28 per diluted share, or $13 million net income.

Included in this $34.7 million of NYSE merger items is $28.8 million of compensation expense incurred as a result of the acceleration of change in control or termination of employment of payments, as well as the acceleration of vesting of restricted stocking units to our executive officers. These payments and share assurances would’ve occurred in 2006 after the completion of our merger with NYSE. However, these agreements were entered into in 2005 in order to ensure our executive officers remain with the combined company following the merger, deferred compensation tax compliance and that certain tax savings for the combined companies are achieved. The NYSE consented to the early execution of these agreements.  The remaining $5.9 million of NYSE merger items included $3 million of (technical difficulty) incurred in monitoring litigation matters involving NYSE and a group of their members, as well as 2.9 million of other legal and regulatory fees directly related to the merger. For the first time, our quarterly results included the results of the operations of the Pacific Exchange (technical difficulty) end of the third quarter. As Jerry mentioned, we (technical difficulty) integration of the PCX operations is going well. For the fourth quarter of 2005, the operations of PCX contributed $16.8 million to our consolidated revenues and 4.5 million to our consolidated operated pretax income. We continue to show the results of operations and financial conditions of Wave Securities as discontinued. Once again, we were pleased to announce on January 23 that we agreed to sell Wave Securities to Merrill Lynch. For the fourth quarter of 2005, our revenues from continuing operations were $136.9 million compared to $114.1 million for the third quarter of 2005 and 128.2 million for the fourth quarter a year ago. We reported strong gross margins from continuing operations of $65.6 million, the equivalent of (technical difficulty) of our total revenues for the fourth quarter of 2005. This compared to the gross margins of 47.6 million, or 41.7% of total revenues for the third quarter of 2005 and 53 million, or 41.3% of our total revenues for the (technical difficulty) 2004. For the fourth quarter of 2005, indirect expenses from continuing operations were (technical difficulty), a (technical difficulty) increase from the 37.9 million we reported in the third quarter of 2005. As I previously stated, we incurred a total of $34.7 million of NYSE merger-related costs and related executive compensation, an increase of 31.7 as compared to the third quarter of 2005. As of December 2005, the continuing operations of Archipelago had $134.4 million of cash and cash equivalents and no long-term debt obligations.

This concludes my financial overview and we will now open it up to questions.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions). Daniel Goldberg, Bear Stearns.

Daniel Goldberg - Bear Stearns - Analyst

Good afternoon guys. Could you talk a little bit about the NASDAQ market share decreasing during the quarter and I guess the past couple of quarters, and if you could maybe just comment on whether you think there’s any impact from the new competition, from whether it’s [Knight’s ECN] or the new batch trading forward or Citigroup’s potential ECM as well going forward?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

The market share decline in NASDAQ, it seems to have stopped declining in January. So we are actually encouraged to (technical difficulty) rationalized on pricing and decided that being a price leader wasn’t a winning strategy. And I think that as new rates come into effect in February, again, we are already seeing a turnaround in market share decline. So we’re encouraged by that and we always (technical difficulty) merged the three systems that (technical difficulty) gain market share and that has not happened yet. So we still expect to see some upside there. As far as the competition goes, Citicorp seems to have — there is a fair amount of internalizing that’s going on in the marketplace anyway as NASDAQ goes to being an exchange and separates out the print facility volume from their exchange base volume we’ll get a better view of exactly how much of that takes place. But that’s kind of where I see the new competition unfolding.

I don’t imagine that a Citicorp owning an ECN is going to attract a lot of volume from their customers. I just never felt that, just to pick a name, Morgan Stanley, would like to write a big check to CSFB for trading on their — in a market center exclusively owned by a competitor. So those of us in the ECN that were successful took the consortium approach to it. So I don’t think that changes. But there is signs of more internalization, or at least automating the internalization (technical difficulty) collecting some revenues as a result of a new trade-through rule that’s going to apply to the NASDAQ stock market. So I think that’ part of what that strategy is and you’re better off asking them directly. But that’s what I make it. ‘m not — I don’t think we feel overly threatened anymore by that then UBS (technical difficulty) more order flow to their system and crossing it internally.

Daniel Goldberg - Bear Stearns - Analyst

Okay. (technical difficulty) on that apparently to have some relatively aggressive pricing?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

(technical difficulty) as aggressive pricing. We have seen that before and [Bob Griefeld] decided to change his pricing because that model didn’t, as he said, wasn’t a long-term working strategy. So I don’t know why it would work any better for batch.

There’s an awful lot of work for them to do there and we have always been pro-competition, so we will see another competitor come in. But I would say a comment that the level of service that our customers expect from us, we could not deliver at those prices. And I don’t think the level of service our customers expect any different than what they expect from NASDAQ. So there is a problem with scaling the business and delivering them the level of service that customers are looking for at those kind of numbers. So I am not feeling overly threatened by that either. There’s an awful lot of connectivity work that needs to be completed in order to achieve critical mass, and we’ll see. It took us years and years to get to where we got in trading OTC stocks.

And I don’t expect that it’s going to be any easier.

Daniel Goldberg - Bear Stearns - Analyst

Okay. Within your prepared remarks, you didn’t mention anything in terms of (technical difficulty) your listings business.

Obviously NASDAQ has been very aggressive there. Can you just give us a sense for what’s going on?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

Yes. The new listings plan is, once we — well, we have the existing listings business, which we feel we have done really, really well with. The bigger story comes with closing of the NYSE Group-Arca merge. And there as an alternative listings platform to NASDAQ with all of the infrastructure and support that the NYSE brings to the party, I expect that we will have a pretty robust listings business. Early indications from — there was a long period of the Hart-Scott review where we weren’t allowed to do things jointly or talk to people to sell (technical difficulty). Indications more recently are that people feel pretty positive about the opportunity for the alternative to list on NYSE-Arca as opposed to NASDAQ. But that story has yet to unfold for us, although we feel really positive about it.

Daniel Goldberg - Bear Stearns - Analyst

Any company specifically in the pipeline?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

I guess I couldn’t say if there were. So I got a no comment on that one.

Daniel Goldberg - Bear Stearns - Analyst

Okay great. Thank you.

Operator

Mike Vinciquerra, Raymond James and Associates.

Mike Vinciquerra - Raymond James and Associates - Analyst

There’s always an original way to pronounce my name. Sticking with the pricing for just one second, with the new pricing schedule going in tomorrow for NASDAQ on listed names, am I right in that in yours right now, you don’t offer rebate, and it’s a $10 million charge to take liquidity — is that correct?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

Yes. We are at zero to post and 10 to take.

Mike Vinciquerra - Raymond James and Associates - Analyst

Any (indiscernible) you may need to adjust that? Again, that NASDAQ’s being aggressive in that particular sense, I guess it’s seven and five for them?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

We’re always looking at it, and we went three years without changing our price and approximately three years on the NASDAQ.

On the NASDAQ business, we feel as though our price and service — our service levels are appropriate. And whether we made an adjustment to a liquidity rebate, the kind of things that we always talk about around here. So we’re always thinking about it. But it will be well though-out before we made any sort of a move there, so there’s nothing to report right now.

Mike Vinciquerra - Raymond James and Associates - Analyst

Okay. Can you possibly — you’ve seen your share on listed continue to rise nicely here, and I’m just curious if you would be able to share with us your volume, the percentage of your volume that comes before or after the actual market is basically open. Is it a high percentage of your listed volume today?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

I don’t have the numbers off the top of my head, so we can get them for you unless Pat — Pat, do you have them? We do a very large percentage of the pre-open listed trading. So as that relates to our — if you can start out in the 50 to 70% range, and then it dwindles to in the 4 to 5, 6% range by the end of the day, so, plus the volume is much lighter. I don’t know the exact (technical difficulty) take a look. And pat is going to do that and get them to you. They’re all on ArcaVision, though.

Mike Vinciquerra - Raymond James and Associates - Analyst

Understood. Finally, real impressed with the margins you guys were able to pull out of the PCX platform already, what 27% pretax margins. And it sounds like you believe that there is more to come from that. Am I reading that correctly?

Nelson Chai - Archipelago Holdings - CFO

You are absolutely reading that correctly. Matt’s here in the room. He is ahead of his plan that we agreed to when we announced (technical difficulty) and then refined as we closed it. And I think Matt’s feeling pretty (technical difficulty) where the business is and the potential to grow those margins quite a bit further.

Mike Vinciquerra - Raymond James and Associates - Analyst

Great. Thanks very much guys.

Operator

Roger Freeman, Lehman Brothers.

Roger Freeman - Lehman Brothers - Analyst

I guess with respect to listed pricing, just to come back to that for a minute, is there going to the be any requirements (technical difficulty) pricing with the NYSE as NASDAQ has had to do with [iNet] or not so because you’re operating two separate exchanges?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

There’s no requirement because we’re operating separate exchanges. But we always look at pricing. So as the two companies come together, we will definitely take it. Again, the hart-Scott period prevented us from having any discussions whatsoever on that and you have to be really careful with anything to do with price. So we’ll get a lot more engaged with New York on the pricing topic once we have the deal closed.

Roger Freeman - Lehman Brothers - Analyst

Okay. So is it fair to assume then that you would come out with some sort of a unified strategy between the two markets. And is that — I assume that’s something that’s going to take a little bit of time, or do you think we can see that in fairly short order, given what is happening on the competitive front with NASDAQ?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

We will be as aggressive as we have always been at analyzing the business. And there’s an awful lot of information that we don’t have available to us on the (technical difficulty). New York’s pricing is more complicated than ours is, but I can promise you that we will definitely look at it and analyze it very aggressively.

Roger Freeman - Lehman Brothers - Analyst

Okay. And I guess, given that the deal is about to close and I guess you have all of the regulatory approvals, can you give us anymore of an updated thought around maybe the technology roadmap between Arca, NYSE, what the electronic platform, they ultimately look like, whether we’re going to see two platforms for the foreseeable future?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

I’m up to my elbows in that process, so I’ve been learning a lot, spending a lot of time understanding their systems and how they operate. So there is a schedule that New York is working on for hybrid and the first phase of this process is to get hybrid to market as soon as possible. And as we said early on, it wasn’t possible for us to do that with the platform and rule set. They were further ahead than any help that we could have given them from the (technical difficulty) technology. But longer-term, and longer-term in — my view of longer-term is get hybrid launched, and now we are at the next phase and I think simplifying New York’s trading system is something that’s is going to be very, very worthwhile. They’ve patched onto it over the years and in quite a long time. Going back to dock, have it overhaul the architecture of the system and the opportunity to do that is going to present itself. I would expect our investors would expect us to look at that and the cost of operating that system and the benefit and synergies that come from combining technology platforms with Arca. So it is definitely on — it’s in the plan to attack that as soon as possible. The main priority right now for NYSE’s [four-bay] system is to get the hybrid up and running. But there’s actually pretty good opportunity and they have thought about how to modify that system. So we’re doing a lot of work on that.

Roger Freeman - Lehman Brothers - Analyst

Could the ArcaEx platform be modified fairly easily to provide all the functionality that hybrid is proposed to?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

Fairly easily. Mike Cormack will just crunch down on my instep here as I say fairly easily. It’s a fairly complex rule set (technical difficulty) hybrid is going to operate and we don’t even know what it is yet because the SEC hasn’t approved a final version or any version of it. So once that’s done and you get a view of it, my view is that over time and short time, we’re going to see where the value from — where the value of the floor, the hybrid system and then as it relates to a fully automated system converge and you’re going to end up with something that is different than what it looks like now but we’re not quite sure what that is. We’ll let this thing shake out. New York operates in an enormous market, it’s multiples larger than its next biggest competitor. And I think we can definitely agree that John took the right measured approach to changing things there. So we’ll get to see the value that is being delivered. And just like we said for the PCX, if the marketplace is delivering value, then the customers will come and trade there. And if not, you have to make changes to accommodate what the customers want. We just don’t know what that is yet. But I do expect from what I’ve seen and what I know about our system and have learned about theirs, is there’s things that we can contribute. And (technical difficulty) on the New York side have some very nice architecture in place that could definitely help the combined entity.

Roger Freeman - Lehman Brothers - Analyst

Okay, great, thanks. Lastly Reg NMS, do you have any updated thoughts on whether you think that will be delayed?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

Some interpretations are frequently answered — asked questions. (MULTIPLE SPEAKERS). (indiscernible) the Website Friday. If you read that thing, it will make your head spin. So I think that — I don’t know. I cannot speak for the SEC, but I can certainly — I think I can speak for the community as it’s quite complicated and a lot of work’s done, there’s a lot more to ask and answer yet, interpretations to the Reg NMS. So I don’t know. The last I heard, and this is no different than anyone else had, is that they’re going to have a limited number of stocks launched on NYSE and listed at NASDAQ in the first phase of it, and it’s still planned for June.

Roger Freeman - Lehman Brothers - Analyst

Great. Thanks a lot, good luck with the merger.

Operator

(Operator Instructions). Richard Herr, KBW.

Richard Herr - KBW - Analyst

Just on the funding, on the average rate per share, it looks like you came down a little it quarter-on-quarter. And forgive me if you touched on this before, I didn’t catch it. Is that just due to the increased match rate on the NASDAQ side of the OTC stuff? Is that the reason why that dropped quarter on quarter?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

It’s actually — well, Nelson. (MULTIPLE SPEAKERS).

Nelson Chai - Archipelago Holdings - CFO

Rich, I’m sorry, I didn’t hear the question.

Richard Herr - KBW - Analyst

Basically, I was just curious — your average rate per share throughout the quarter on quarter, and I was curious if that was due to the [matched rate] and the OTC volume declining quarter on quarter?

Nelson Chai - Archipelago Holdings - CFO

When you say the match rate declining, the match rate actually increased. So if you look on the operating data sheet, Rich, and you see the percent of customer orders matched internally, it actually increased to 89.2% from 88.8.

Richard Herr - KBW - Analyst

Right, exchange rate, I’m looking at it just in terms of the, maybe I’m just looking at it, maybe I’m just describing the wrong way, your matched market share on NASDAQ trading?

Nelson Chai - Archipelago Holdings - CFO

Right.

Richard Herr - KBW - Analyst

That appears to have declined quarter-on-quarter.

Nelson Chai - Archipelago Holdings - CFO

It went down — you’re talking from 18 to 17.9?

Richard Herr - KBW - Analyst

Yes (MULTIPLE SPEAKERS) that had the effect on bringing the average rate per share down —.

Unidentified Company Representative

That’s market share, not matched rate.

Nelson Chai - Archipelago Holdings - CFO

Right. So, Rich, the average daily volume of the OTC marketplace was 1.65 billion shares in the third quarter, and it was 1.77. So you actually have to take the total number of shares, so actually the actual number of shares done, if you compare the fourth quarter versus the third quarter. What you’re looking, on our key operating data, we talk percentages, not actual number of shares. But in terms of the overall numbers, I mean we are continuing to leverage. And in the fourth quarter, the other thing you have to take into account now on the pricing and on the revenue per shares, is now we are including options. Right?

Richard Herr - KBW - Analyst

Okay, that’s helpful, thanks for clearing that up. And just in terms of, now that NASDAQ has gotten the exchange — or is expected to get exchange approval, what are you thinking about the — how should we think about the financial impact of the Level II data revenue possibly going away?

Unidentified Company Representative

Could you repeat that, Rich, please?

Richard Herr - KBW - Analyst

Yes, absolutely. NASDAQ, now that they have gotten exchange approval I think will no longer have to share the Level II data with the other market centers in the international market system.

Kevin O’Hara - Archipelago Holdings - CAO and General Counsel

I think you’re jumping the gun. First off, they’re going to — obviously, Level II data, NQ — N — I always get the acronym — is inside of the a consortium of all of the exchanges. They’re going to have to petition for this, and there’s going to be quite a discussion on that. I would say too, although their exchange approval has, it looks like it has come down to the line, I think part and parcel of that is this trade reporting facility that they have asked to engage in with the NASD. And that has not been approved yet.

And I think there’s still quite a battle on that down at the SEC on a market structure issues. And until that is done I think that they probably don’t launch that exchange. But again, going back to the [NQES] issue, I think that’s not, that battle has not been even engaged yet and I don’t know what the outcome of it will be.

Richard Herr - KBW - Analyst

Okay, thank you. And just, lastly, thanks for taking my questions. Just lastly, the penny pricing — when do you expect to have that proposal out? And do you think that there is maybe different things you can do around pricing in terms of offering not only some sort of unified pricing for not only equities, OTC listed, but also options?

Kevin O’Hara - Archipelago Holdings - CAO and General Counsel

The pricing question I’ll answer — we’re just not there yet. So we are going to look at it and we’re just not there yet. But on the timing of the penny pilot, that’s (MULTIPLE SPEAKERS).

Unidentified Company Representative

I think we’re working fast-forward here with the commission, but ultimately, it’s commission approval that will drive our launch of that. We’ll have to wait and see what comes out of Washington, but we’re working hard here with them to try and drive this forward.

Richard Herr - KBW - Analyst

Okay, thank you very much guys, nice quarter.

Operator

Rich Repetto, Sandler O’Neill.

Rich Repetto - Sandler O’Neill - Analyst

Hi, guys. Can you hear me? I wanted to be the last analyst to ask a question on the last conference call of Archipelago. The first question is, you may have answered this already, Nelson or Jerry, but there is a $6 million — I missed it if you did, and I apologize.

But the listing in other fees of 6 million, I’m just trying to see what that that was in the quarter, in the fourth quarter?

Nelson Chai - Archipelago Holdings - CFO

It’s due to the options business, Rich.

Rich Repetto - Sandler O’Neill - Analyst

So that — so you split out some in that fee line, and the other 10 million I guess in another line?

Nelson Chai - Archipelago Holdings - CFO

Member dues and floor revenues split out from transaction-based revenues.

Rich Repetto - Sandler O’Neill - Analyst

Then Jerry, you mentioned that you discussed a lot about pricing different variations of it, and I was just trying to get your thoughts and perhaps the New York Stock Exchange. There is some people that would think that a rebate is very — volume is priced elastic to a rebate, whereas on the take side, it’s not as elastic, like it’s not going to impact volume. Where would you stand on that? Would you think a rebate is that important I guess? I guess your pricing structure right now might tell me what your answer is, but I just wanted to hear what you might comment on with that.

Jerry Putnam - Archipelago Holdings - Chairman, CEO

I’d say, any economics back to the liquidity provider is going to impact — will impact volumes. If it was solely the trading credits, then you would argue that it was going to have a huge impact, but it’s not. So the traders aren’t just making money on the rebates. And then for a large part, there is not many customers that actually get a check at the end of the month. So the trading profitability is based on the order flow, the nature of characteristics of that order flow, which is why you have Knight Securities or UBS’s internalizing retail order flow and making tighter prices or providing rebates back to them for sending that flow there. So it is a combination of things. We’ve found that, I was talking to our customers that make liquidity on our system that, beyond whatever the rebate is, there’s certain profitability that is available in our marketplace that’s at times better than in our competitors, and it just has to do with the mix of business. So yes, somewhat Rich, but it’s not a 1-to-1 relationship.

Rich Repetto - Sandler O’Neill - Analyst

So it’s not clear that that’s a key, that you’ll move to that sort of a pricing structure, or more heavily weighted on the listed side?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

I think, and this is no statement about where the pricing goes, but just as the marketplace gets more electronic, I would start to look at what sort of incentive — and this is as it (technical difficulty) the specialist — what incentives are there for that liquidity provider to do what they do. In hybrid, there’s some place and time advantages that the system will allow the specialist to see orders before anyone else does and can price [improvement and reacted], and there’s rules that go around that process again not approved yet by the SEC. But as the marketplace becomes more electronic, you — and this is something that we’re really working with on the new NYSE Arca listings platform, is what incentives can we put in place. And as you start to tear away at those place and time advantages, the incentives have to be rebates. So there is some thought in my mind, and we’re not there yet, as to trying to put — certainly on Arca and NYSE Arca platform, we’re definitely looking at financial incentives to compensate someone for standing there and being a liquidity provider of last resort. And I would argue that, if hybrid moves into a more electronic mode, that sort of thing will be applicable (technical difficulty) platform as well.

Rich Repetto - Sandler O’Neill - Analyst

That makes sense to what I guess Michael [LeBrandt] said on his call too. He’s going to have to replace some revenue that may not the around thereafter. Anyway, the last question, Jerry, is you have done well, or Archipelago has done well on — your listed market share is up-ticking in the match here. But the NYSE continues to tick down. It looks late January is ticking down a little bit more. And even if you combine what you have, it’s still slightly ticking down. Would you — how would you (technical difficulty)

what color would you give there?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

At the risk of you accusing me of talking my position, I’ve looked, if you look at overall, NYSE listed volume is up. And I would argue, and you go back to what we started talking about a couple of years ago when we got in the listed business, is that our initial listed trading customer was some strategy that just could not trade on the floor of the New York Stock Exchange. So as liquidity has built from those players trying to trade baskets of GE and IBM and everything else listed — that actively trades listed on the New York Stock (technical difficulty) attracted some liquidity to our system and to the [InstaNet].

So I would suggest that there is new volume in the marketplace that is there because of being able to trade in a more seamless way on both the new NASDAQ platform and then on the Arca platform. It dilutes the NYSE’s market share, but not so much the market share of what was their customer base going into InstaNet and ArcaEx starting to trade those stocks. So basically, we’re making the pie larger because we are there, and I think NYSE Group with Arca is positioned to capture from both worlds. If New York can — with the floor in New York, if we can maintain our share with our core customer base and Arca continues to pick up where its demand (technical difficulty) electronic trading and we do a good job of connecting the two systems to one another, we should be well positioned to, one, deal with evolution of a listed trading market because we have to put in both worlds. But also, while we are separated like that, to be able to accommodate both demands for trading. So I think that’s where we — I think that’s where we are.

Rich Repetto - Sandler O’Neill - Analyst

Understood. Last question is, when are you moving to New York City?

Jerry Putnam - Archipelago Holdings - Chairman, CEO

You would think I’ve already moved there. You can find me on any street corner (technical difficulty) Kevin O’Hara and I are there all of the time. Nelson has moved. He’s not here on the call. He’s in New York and I’m actually in Chicago today. But I don’t have any plans for the time being to move to New York, although I am commuting there every week. And I plan to spend significant time there.

Rich Repetto - Sandler O’Neill - Analyst

Understood. Thanks, guys.

Operator

At this time, there I have no further questions within the queue. I’d like to turn the call back over to management for closing remarks.

Jerry Putnam - Archipelago Holdings - Chairman, CEO

Thank you, everyone. And as I said before, I think this is probably the last one of these that we will do as the Archipelago management team, but certainly not the last one that I will be involved with and the team will be involved with. We’re really excited about our future and we appreciate your support. So thanks, everyone, and have a good night.

Operator

We would like to thank you for your participation in today’s conference. This does conclude your presentation and you may now disconnect. Have a wonderful day.

Important Acquisition Information with Respect to Archipelago’s Merger with the NYSE

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005 (as amended on September 14, 2005 and October 24, 2005), containing a preliminary joint proxy statement/prospectus regarding the proposed transaction.  The registration statement has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC.  INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, at the SEC’s website (http://www.sec.gov) as they are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago shareholders in respect of the proposed transaction.  Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.  Additional information regarding the interests of such potential participants is also included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.  This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.